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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)
                               (AMENDMENT NO. 2)*

                         HERBALIFE INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

--------------------------------------------------------------------------------
                 CLASS A COMMON STOCK $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   426908208
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                 CLASS B COMMON STOCK $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   426908307
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                 April 10, 1998
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


CHECK THE APPROPRIATE SPACE TO DESIGNATE THE RULE PURSUANT TO WHICH THIS
SCHEDULE IS FILED:

                  [ ]  RULE 13D-1(B)
                  [ ]  RULE 13D-1(C)
                  [X]  RULE 13D-1(D)

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                                  SCHEDULE 13G

--------------------------------------                --------------------------
CUSIP NO.        426908208                             PAGE  2  OF  10     PAGES
--------------------------------------                --------------------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          MARK HUGHES
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                     (b) [ ]

          N/A
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
--------- ----------------------------------------------------------------------
                   -------- ----------------------------------------------------
                      5     SOLE VOTING POWER
    NUMBER OF               5,875,264

     SHARES
                   -------- ----------------------------------------------------
                      6     SHARED VOTING POWER
  BENEFICIALLY              -0-

    OWNED BY
                   -------- ----------------------------------------------------
                      7     SOLE DISPOSITIVE POWER
      EACH                  5,875,264

    REPORTING
                   -------- ----------------------------------------------------
                      8     SHARED DISPOSITIVE POWER
     PERSON                 -0-

      WITH
                   -------- ----------------------------------------------------
--------- ----------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,875,264

--------- ----------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
          NOT APPLICABLE                                                     [ ]

--------- ----------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          57%

--------- ----------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------


                                    2 of 10
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                                  SCHEDULE 13G

--------------------------------------                --------------------------
CUSIP NO.        426908307                             PAGE  3  OF  10     PAGES
--------------------------------------                --------------------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          MARK HUGHES
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                     (b) [ ]

          N/A
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
--------- ----------------------------------------------------------------------
                   -------- ----------------------------------------------------
                      5     SOLE VOTING POWER
    NUMBER OF               11,600,531

     SHARES
                   -------- ----------------------------------------------------
                      6     SHARED VOTING POWER
  BENEFICIALLY              -0-

    OWNED BY
                   -------- ----------------------------------------------------
                      7     SOLE DISPOSITIVE POWER
      EACH                  11,600,531


    REPORTING
                   -------- ----------------------------------------------------
                      8     SHARED DISPOSITIVE POWER
     PERSON                 -0-

      WITH
                   -------- ----------------------------------------------------
--------- ----------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          11,600,531

--------- ----------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
          NOT APPLICABLE                                                     [ ]

--------- ----------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          60.7%

--------- ----------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------


                                    3 of 10

SCHEDULE 13G

CUSIP NO. 426908208

ITEM 1.

     (a) Name of Issuer:

         Herbalife International, Inc.

     (b) Address of Issuer's Principal Executive Offices:

         1800 Century Park East,
         Los Angeles, CA 90067

ITEM 2.

     (a) Name of Person Filing:

         Mark Hughes

     (b) Address of Principal Business Officer or, if none, Residence:

         1800 Century Park East,
         Los Angeles, CA 90067

     (c) Citizenship:

         United States

     (d) Title of Class of Securities:

         Class A Common Stock $.01 par value

     (e) CUSIP Number:

         426908208

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR
         (C), CHECK WHETHER THE PERSON FILING IS:

     (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
         78o).

     (b) [ ] Bank as defined in section 3(a) (6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a) (19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).


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

     (e) [ ] An investment adviser in accordance with Rule 13d-1(b) (1) (ii)
         (E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1) (ii) (F);

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b) (1) (ii) (G);

     (h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) [ ] Group, in accordance with Rule 13d-1(b) (1) (ii) (J).

     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1 (C), CHECK THIS BOX.  [ ]

ITEM 4.  OWNERSHIP.

     (a) Amount Beneficially Owned: 5,875,264. Includes 183,333 shares of Class A Common Stock owned by the Herbalife Family Foundation. Mr. Hughes acts as a director of the foundation but has no pecuniary interest in the shares. Also includes 308,331 shares of Class A Common Stock issuable upon exercise of stock options which are exercisable presently or within 60 days of this Statement on Schedule 13G.

     (b) Percent of Class: 57% (Percentage ownership is calculated based on 10,291,908 shares of Class A Common Stock outstanding as of April 5, 1999, and assumes that the 308,331 stock options are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i))

     (c) Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote: 5,875,264

         (ii)  Shared power to vote or to direct the vote: -0-

         (iii) Sole power to dispose or to direct the disposition of: 5,875,264

         (iv)  Shared power to dispose or to direct the disposition of: -0-

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.


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         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF THE GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         Non applicable.

SCHEDULE 13G

CUSIP No. 426908307

ITEM 1.

     (a) Name of Issuer:

         Herbalife International, Inc.

     (b) Address of Issuer's Principal Executive Offices:

         1800 Century Park East,
         Los Angeles, CA 90067

ITEM 2.

     (a) Name of Person Filing:

         Mark Hughes

     (b) Address of Principal Business Officer or, if none, Residence:

         1800 Century Park East,
         Los Angeles, CA 90067

     (c) Citizenship:

         Unites States

     (d) Title of Class of Securities:

         Class B Common Stock $.01 par value

     (e) CUSIP Number:

         426908307

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR
         (C), CHECK WHETHER THE PERSON FILING IS:

     (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
         78o).

     (b) [ ] Bank as defined in section 3(a) (6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a) (19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).


                                    7 of 10

     (e) [ ] An investment adviser in accordance with Rule 13d-1(b) (1) (ii)
         (E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1) (ii) (F);

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b) (1) (ii) (G);

     (h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) [ ] Group, in accordance with Rule 13d-1(b) (1) (ii) (J).

     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1 (C), CHECK THIS BOX.  [ ]

ITEM 4.  OWNERSHIP.

     (a) Amount Beneficially Owned: 11,600,531. Includes 366,666 shares of Class B Stock owned by the Herbalife Family Foundation. Mr. Hughes acts as a director of the foundation but has no pecuniary interest in the shares. Also includes 466,663 shares of Class B Common Stock issuable upon exercise of stock options which are exercisable presently or within 60 days of this Statement on Schedule 13G. Also includes 5 million shares of Class B Common Stock held by affiliates of Mr. Hughes that are subject to forward purchase contracts with DECS(SM) Trust III, a Delaware business trust. Pursuant to the terms of the forward purchase contracts, such shares (or a portion thereof) or an equivalent amount of cash is required to be delivered to DECS(SM) Trust III in February 2001 in order to enable DECS(SM) Trust III to settle the DECS(SM) securities issued by that entity. Until settlement of the DECS(SM), generally, Mr. Hughes' affiliates retain any voting rights and the right to receive dividends with respect to the Class B Common Stock. In addition, such shares have been pledged in favor of DECS(SM) Trust III to secure the obligations under the forward purchase contracts.

     (b) Percent of Class: 60.7% (Percentage ownership is calculated based on 19,123,877 shares of Class B Common Stock outstanding as of April 5, 1999, and assumes that the 466,663 stock options are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i))

     (c) Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote: 11,600,531

         (ii)  Shared power to vote or to direct the vote: -0-

         (iii) Sole power to dispose or to direct the disposition of: 11,600,531

         (iv)  Shared power to dispose or to direct the disposition of: -0-

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.


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         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF THE GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         Not applicable.


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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Date:  June 4, 1999



                                                       /s/ Mark Hughes
                                             -----------------------------------
                                                           Mark Hughes




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